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16013604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67872

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FONDSFINANS INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 BROADWAY, 46TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NORA SIMONSEN 212-909-2569
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – *if individual, state last, first, middle name*)

805 THIRD AVE, SUITE 1430, NEW YORK, NY 10022
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NORA SIMONSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FONDSFINANS INC, as of DECEMBER 31ST, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public 2/25/16



MY COMMISSION EXPIRES
09/23/2017
ISHMAIL KHADAIR
NOTARY PUBLIC
STATE OF NEW YORK
01KH6289163
Qualified in New York County

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5 AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Fondsfinans, Inc.

Financial Statements and Schedules

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon and Supplemental Reports on Exemption)

CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements
- Statement of Financial Condition
- Statement of Operations
- Statement of Changes in Stockholders' Equity
- Statement of Cash Flows
- Notes to Financial Statements

Supplementary Information

- Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
- Schedule II - Statement Regarding SEC Rule 15c3-3

Report of Independent Registered Public Accounting Firm

Exemption Report


RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of
Fondsfinans, Inc.
New York, NY

We have audited the accompanying financial statements of Fondsfinans, Inc., which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Fondsfinans, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Fondsfinans, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of Fondsfinans, Inc.'s financial statements. The supplemental information is the responsibility of Fondsfinans, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

New York, NY
February 22, 2016

FONDSFINANS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	809,104
Cash - segregated in compliance with federal regulations		199,970
Accounts Receivable		5,000
Accounts Receivable - Related Party		185,032
Prepaid Expenses		11,916
TOTAL CURRENT ASSETS		1,211,022
OTHER ASSETS		
Office Equipment, net		303
Security Deposit		9,940
		10,243
TOTAL ASSETS	$	1,221,265

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Accrued Expenses	$	17,496
TOTAL CURRENT LIABILITIES		17,496
STOCKHOLDERS' EQUITY		
Common Stock - no par value		
1,000 authorized, 100 shares issued and outstanding		4,174,861
Accumulated Deficit		(2,971,092)
TOTAL STOCKHOLDERS' EQUITY		1,203,769
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,221,265

See accompanying notes to financial statements.

FONDSFINANS, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2015

REVENUES:		
Commissions	$	253,265
Research		25,000
TOTAL REVENUES		278,265
EXPENSES:		
Compensation and Benefits		179,629
Occupancy		63,468
Professional Fees		57,988
Communication		15,361
Other General and Administrative		59,451
TOTAL EXPENSES		375,897
NET LOSS FROM OPERATIONS BEFORE INCOME TAXES		(97,632)
Income Tax Expense		0
NET LOSS	$	(97,632)

See accompanying notes to financial statements.

FONDSFINANS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2015

	Common Stock		Accumulated	Stockholders'
	Shares	Amount	Deficit	Equity
Balance at December 31, 2014	100	$ 4,174,861	$ (2,873,460)	$ 1,301,401
Net Loss			(97,632)	(97,632)
Balance at December 31, 2015	100	$ 4,174,861	$ (2,971,092)	$ 1,203,769

See accompanying notes to financial statements.

FONDSFINANS, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(97,632)
Adjustment to reconcile net loss to net cash used by changes in assets and liabilities:		
Depreciation		280
Accounts Receivable		2,237
Accounts Receivable - Related Party		42,873
Prepaid Expenses		(2,138)
Accounts Payable and Accrued Liabilities		4,496
Net Cash Used by Operating Activities		(49,884)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Security Deposit		52,500
CASH FLOWS FROM FINANCING ACTIVITIES:		-
NET INCREASE IN CASH		2,616
CASH AT BEGINNING OF YEAR		1,006,458
CASH AT END OF YEAR	$	1,009,074

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year:		
Interest	$	-
Taxes	$	5,690

See accompanying notes to financial statements.

Fondsfinans, Inc.
Notes to Financial Statements
Year Ended December 31, 2015

(1) Organization

Fondsfinans, Inc. ("the Company") is a wholly owned subsidiary of Fondsfinans AS (Parent Company) , Norway's oldest independently owned investment firm. Founded in 2008, the Company is a knowledge-based investment firm with the business objective of creating long-term added value for its clients.

Fondsfinans, Inc. is a member of FINRA and SIPC.

Fondsfinans, Inc. distributes the equity research produced by Fondsfinans AS to U.S. institutional investors pursuant to SEC Rule 15a-6 and FINRA Rule 2711.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $ 250,000.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, other receivables, accounts payable and accrued expenses approximate their fair values based on the short-term maturity of these instruments. The carrying amounts of debt were also estimated to approximate fair value.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy That prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date

for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(d) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax asset increase by $.1 mil to approximately $ 1.1 million has been recorded on the net operating loss carryforward of approximately $ 2.8 million which expire in the year 2028 to 2034. The Company's federal and state income tax returns for the years 2010 through 2014 remain open for audit by applicable regulatory authority.

(e) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on management's estimate of collectability of such commission receivable outstanding. As of December 31, 2015, management believes such commissions receivable are fully collectible; hence no allowance has been recorded nor was any bad debt expense recorded during the year.

(g) Office Equipment

Equipment are carried at cost. Amounts incurred for repairs and maintenance are charged to operations in the period incurred. Depreciation is calculated on a straight-line basis over its useful life of five years. Accumulated depreciation is $1,097 as of December 31, 2015.

(h) Concentration, Risk and Credit Risk

In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers. Concentration of fees to customers in excess of 10% consisted of an allocation of banking fees from its Parent Company in Norway consisting of 67% of the total 2015 revenues and commissions with another 15% from an institutional client. Accounts receivable – related party was due from its Parent Company.

(i) Revenue and Expense Recognition

The Company earns revenue (commissions) from brokerage activities, which are recognized on the day of trade – trade date basis and carried at market value. Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable.

In addition, the Company earns fees from various forms of research rendered upon request by its customers. Such fees are earned upon culmination of the such services rendered.

(j) Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

(3) Cash- segregated in compliance with federal regulations

Pursuant to its current status as a broker dealer with FINRA, the Company is required to maintain such funds for regulating purposes relating to maintaining cash in a segregated reserve account for the exclusive benefit of its clients.

(4) Related Party Transactions

All trade transactions originated by the Company are cleared through the Parent Company. The Company receives 90% of the overall commissions earned on such trading transactions. During the year the Parent Company culminated an investment banking transaction, which the Company, for their efforts, was allocated 90% of such commissions earned or 67% of the overall revenues recorded during the year ended December 31, 2015 or approximately $185,000.

Personnel from the Parent Company undertakes the marketing and promotion efforts of the Company in the United States, while the Company pays for the expenditures incurred in the United States by these individuals from the Parent Company while in the United States.

(5) Commitments and Contingencies

The Company terminated its lease at 950 Third Ave on December 14, 2014 and entered into a twelve month lease commencing December 15th, 2014 with REGUS at 140 Broadway. In 2015 this lease was renewed for another twelve months ending December 31, 2016. Monthly lease payments are $4,970. Rent expense for the year ended December 31, 2015 is $57,606.

(6) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $991,578 which was $741,578 in excess of its required net capital of $250,000.

(7) Subsequent Event

The Company has evaluated subsequent events for the disclosure purposes through February 22, 2016.

Supplemental Information

Schedule I

Fondsfinans, Inc.
Computation of Net Capital
Under Rule 15c3-l of the
Securities and Exchange Commission
December 31, 2015

Total stockholder's equity qualified for net capital	$1,203,769
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses, Related Party Receivable and Other Assets	212,191
Total	212,191
Net capital	$991,578
Computation of Alternate Net Capital Requirement:	
2% of combined aggregate debit Item as shown in the formula for reserve Requirements pursuant to Rule 15c3-3	$ -
Minimum dollar net capital requirement – the higher of 6 - 2/3% of aggregate indebtedness of $1,166 or $250,000	$ 250,000
Net capital requirement (greater of above)	$ 250,000
Excess net capital	$741,578
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 17,496
Ratio of aggregate indebtedness to net capital	.02 to 1
Net capital, per unaudited December 31, 2015 FOCUS report	$991,578
Net audit adjustment	-
Net capital, per December 31, 2015 audited report, as filed	$991,578

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part II, as filed by the Company on January 26, 2016.

Schedule II

Fondsfinans, Inc.

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2015

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(i), for A and B. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Fondsfinans, Inc.
New York, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which Fondsfinans, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fondsfinans, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (i) and (ii) Fondsfinans will not hold customer funds or safekeep customer securities (the "exemption provisions") and (2) Fondsfinans, Inc. stated that Fondsfinans, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Fondsfinans, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fondsfinans, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
February 22, 2016



FONDSFINANS

February 22, 2016

RBSM LLP
805 Third Avenue, 14th Fl
New York, NY 10022

Exemption Report
Re: Fondsfinans, Inc. year end 2015 Certified Audit

Fondsfinans, Inc. is operating under the (k)(2)(i) and (ii) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". Fondsfinans, Inc. if it has any customer transactions, such customer transactions are cleared through another broker dealer on a fully disclosed basis and will not hold customer funds or safekeep customer securities; therefore we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

Nora Simonsen
President and CEO

FONDSFINANS INC, 140 BROADWAY, 46TH FLOOR, NEW YORK, NY 10005
TEL: (212) 751-8522 FAX: (646) 400-5301 EMAIL: MAIL@FONDSFINANS.COM
MEMBER OF FINRA AND SIPC



FONDSFINANS

SEC Headquarters
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549
Phone (202) 551-6551

Date: February 26, 2016

Fondsfinans Inc
SEC File Number 8-67872

VIA FEDEX

To Whom It May Concern:

Please find enclosed two notarized copies of FORM X-17A-5 PART III and Fondsfinans Inc Financial Statements and Schedules as of December 31st, 2015 with Report of Independent Registered Public Accounting Firm Thereon and Supplemental Reports on Exemption. Fondsfinans Inc. SEC 8-67872.

Sincerely,

Nora W. Simonsen
President
Fondsfinans Inc.
Email: nora.simonsen@fondsfinans.com
Phone: 212-751-8522